FILED BY WALDENCAST ACQUISITION CORP.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12

OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: OBAJI GLOBAL HOLDINGS LIMITED; MILK MAKEUP LLC

COMMISSION FILE NUMBER: 001-40207

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The Wall Street Journal: SPAC Led by Former L’Oreal Executives to Form $1.2 Billion Beauty Company

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The Wall Street Journal: SPAC Led by Former L’Oreal Executives to Form $1.2 Billion Beauty Company

Waldencast plans to acquire skincare startup Obagi and makeup maker Milk Makeup

By Corrie Driebusch

November 15, 2021

Milk Makeup is a vegan makeup brand that is sold at Sephora, among other retailers.

Skincare startup Obagi and makeup brand Milk Makeup are merging with Waldencast Acquisition Corp. WALD 0.31% , a special-purpose acquisition company founded by two former L’Oréal executives in a deal that values the combined business at roughly $1.2 billion.

Milk Makeup is a vegan makeup brand that is sold at Sephora, among other retailers. Obagi’s products are aimed at minimizing the appearance of sun damage, aging and acne, and are primarily available through dermatologists and other professionals.

Waldencast’s co-founder Michel Brousset, who previously served as group president of L’Oréal North America Consumer Products, will lead the new operating company, to be named Waldencast, as chief executive. The SPAC’s other co-founder, Hind Sebti, who has worked at L’Oréal and Procter & Gamble Co. , will take on the role of chief operating officer.

“We are trying to build a next-generation company that values sustainability, responsibility and inclusivity,” said Mr. Brousset, who added that he and Ms. Sebti plan to acquire smaller “purpose-driven” beauty and wellness brands and then help them grow.

Mr. Brousset said he and Ms. Sebti envisioned such a wellness company several years ago and founded Waldencast to invest in upstart beauty brands. Using a SPAC wasn’t part of the original plan.

“Three years ago I didn’t even know what a SPAC was,” he said. They launched a SPAC earlier this year, though, because he said it allows them to rapidly fundraise and have a public currency to buy brands they like.

Michel Brousset, seen in 2018, previously served as group president of L’Oréal North America Consumer Products.

SPACs are shell companies that raise money and list shares on a stock exchange with the aim of merging with a private company—or, in this case, companies. After striking a deal, the private startups release detailed financial information, and regulators review the merger. Investors also vote on whether to approve a proposed acquisition. Once the deal closes, the private company starts trading on the stock market, replacing the SPAC.

Waldencast went public in March and currently has a market value of over $400 million.

 SPACs are having a record year in 2021, eclipsing the prior record in 2020. Startups often like merging with so-called blank-check companies in part because they can lock in a value—and amount of cash raised—unlike in a typical IPO. When they go public via a SPAC merger, startups also are allowed to make business projections that aren’t allowed in traditional IPOs.

The finances of the Waldencast deal differ in some respects from those of traditional SPAC mergers.

 Waldencast’s transaction to buy Milk Makeup and Obagi will be funded by $345 million in cash from the SPAC’s IPO, so long as investors don’t redeem their SPAC shares. There is additional money coming in the form of two forward-purchase agreements, $160 million of which is the sponsor’s capital as well as a private investment in public equity, or PIPE. An additional $475 million in Waldencast’s postdeal valuation comes from equity from the two merging startups.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to proposed transactions between Obagi and Waldencast and Milk Makeup and Waldencast. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Obagi or Milk Makeup, the combined company or Waldencast, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. Waldencast intends to file a registration statement on Form S-4, or other appropriate forms, with the SEC, which will include a document that serves as a prospectus and proxy statement of Waldencast, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Waldencast shareholders. Waldencast also will file other documents regarding the proposed transactions with the SEC. Before making any voting decision, investors and security holders of Waldencast are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Waldencast through the website maintained by the SEC at www.sec.gov.

The documents filed by Waldencast with the SEC also may be obtained free of charge at Waldencast’s website at https://www.waldencast.com or upon written request to 10 Bank Street, Suite 560, White Plains, NY 10606.

Participants in the Solicitation

Waldencast, Obagi, and Milk Makeup, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Waldencast’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Waldencast and information regarding their interests in the business combinations is set forth in Waldencast’s registration statement on Form S-1 (File No. 333-253370) filed with the SEC on March 15, 2021. Additional information regarding the interests of such persons will be contained in the registration statement and the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions among Obagi, Milk Makeup and Waldencast, including statements regarding the intended benefits of the transactions, the anticipated timing of the transactions and the growth strategies of Waldencast, Obagi and Milk Makeup. These forward-looking statements generally are identified by the words “estimates,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Waldencast, Obagi, and Milk Makeup, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: (i) the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Waldencast’s securities, (ii) the risk that Waldencast shareholder approval of the proposed transactions is not obtained, (iii) the inability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, the amount of funds available in Waldencast’s trust account following any redemptions by Waldencast’s shareholders, (iv) the failure to receive certain governmental and regulatory approvals, (v) the inability to complete the PIPE Investment or the Forward Purchase Agreements Investments, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Obagi Merger Agreement or the Milk Makeup Equity Purchase Agreement, (vii) changes in general economic conditions, including as a result of the COVID-19 pandemic, (viii) the outcome of litigation related to or arising out of the proposed transactions, or any adverse developments therein or delays or costs resulting therefrom, (ix) the effect of the announcement or pendency of the transactions on Obagi’s or Milk Makeup’s business relationships, operating results, and businesses generally, (x) the ability to continue to meet Nasdaq’s listing standards following the consummation of the proposed transactions, (xi) costs related to the proposed transactions, (xii) that the price of Waldencast’s securities may be volatile due to a variety of factors, including Waldencast’s, Obagi’s or Milk Makeup’s inability to implement their business plans or meet or exceed their financial projections and changes in the combined capital structure, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities and (xiv) the ability of Obagi and Milk Makeup to implement their strategic initiatives and continue to innovate their existing products and anticipate and respond to market trends and changes in consumer preferences. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Waldencast’s registration statement on Form S-1 (File No. 333-253370), the registration statement on Form S-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by Waldencast from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Obagi, Milk Makeup and Waldencast assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Waldencast, Obagi, or Milk Makeup gives any assurance that Waldencast, Obagi or Milk Makeup, or the combined company, will achieve their expectations.

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